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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period       November 17, 1999 to November 30, 1999
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                                   JACADA LTD.

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                 (Translation of registrant's name into English)

                           11 GALGALEI HAPLADA STREET,

                             HERZLIYA, 46722 ISRAEL

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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|        Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

843761 v. 3
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                                EXPLANATORY NOTE



Attached is:

1.       Press Release, released publicly on November 18, 1999;

2.       Press Release, released publicly on November 22, 1999; and

3.       Press Release, released publicly on November 29, 1999.
















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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         Date: November 30, 1999


                     JACADA LTD.



                     By:  /s/ Ran Oz
                         ------------------------------------------------
                         Name:  Ran Oz
                         Title: Chief Financial Officer & General Manager










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                                  EXHIBIT INDEX


Exhibit No.        Description
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    1.             Press Release, released publicly on November 18, 1999;

    2.             Press Release, released publicly on November 22, 1999; and

    3.             Press Release, released publicly on November 29, 1999.











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